Exhibit 99

May 20, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We hereby submit the results of e-voting on the resolution mentioned in the Postal Ballot Notice of the Bank dated April 18, 2026.

Based on the report issued by the Scrutinizer i.e. Mr. B. Narasimhan, Proprietor of M/s. BN & Associates, Company Secretaries, we wish to inform you that the resolution placed before the Shareholders for approval through postal ballot, has been passed with requisite majority and the same is deemed to have been approved on the last date of e-voting period i.e. Wednesday, May 20, 2026.

Please find enclosed herewith the e-voting results in the prescribed format along with a Report issued by the Scrutinizer dated May 20, 2026. The aforesaid documents are also being made available on the Bank’s website and on the notice board at the Bank’s registered office.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Encl.: a/a

SCRUTINIZER’S REPORT

[Pursuant to sections 108 and 110 of the Companies Act, 2013 and

Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014]

Date: May 20, 2026

To,

The Chairman

HDFC Bank Limited

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel (West),

Mumbai 400 013.

Sub: HDFC Bank Limited - Scrutinizer’s Report on Postal Ballot (E-voting) Results

I, B Narasimhan, Proprietor of BN & Associates, Company Secretaries, had been appointed as a Scrutinizer by the Board of Directors of HDFC Bank Limited (hereinafter referred to as the “Bank”) at its meeting held on April 18, 2026 to scrutinize the e-voting process in a fair and transparent manner in respect of the resolution as stated in the Postal Ballot Notice dated April 18, 2026 (the “Postal Ballot Notice”).

In compliance with the provisions of Sections 108 and 110 of the Companies Act, 2013 (the “Act”) read with Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014, including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereto, for the time being in force and in compliance with the applicable guidelines / circulars / rules issued by the Ministry of Corporate Affairs (“MCA”) inter alia including General Circular No. 03/2025 dated September 22, 2025 read with other relevant circulars issued by MCA (“MCA Circulars”) from time to time, Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), Secretarial Standard on General Meetings (“SS-2”) issued by the Institute of Company Secretaries of India, and other applicable laws and regulations, if any, the following special business mentioned in the Postal Ballot Notice was proposed to be passed by the Members of the Bank by way of Postal Ballot through voting by electronic means (“remote e-voting”) only. The Bank had, accordingly, provided facility of remote e-voting to all Members of the Bank to enable them to cast their votes electronically on the special business mentioned in the Notice.

The Bank had engaged the services of National Securities Depository Limited, as the Electronic Voting Service Provider (“NSDL”) who had made necessary arrangements to facilitate remote e-voting by the shareholders of the Bank on their website www.evoting.nsdl.com. Datamatics Business Solutions Limited is the Registrar and Share Transfer Agent for the Bank (the “RTA”).

The Bank had sent the Postal Ballot Notice including all the requisite information required by the Members to cast their vote(s), in electronic form only to those Members who had registered their e-mail addresses with the RTA / Depository Participants, as on Friday, April 17, 2026 (being the cut-off date specified for the purpose of identifying eligibility of Members to vote on the Postal Ballot). The communication of the assent or dissent of the Members was sought through the remote e-voting system only.

The Bank and NSDL had uploaded the Postal Ballot Notice together with the explanatory statement on their respective websites viz. www.hdfc.bank.in and www.evoting.nsdl.com and Electronic Voting Event Number “139135” (’EVEN’) was generated for casting the votes through the e-voting mode. The Bank and NSDL have complied with all the necessary formalities specified under the Act, the Rules framed thereunder and the MCA Circulars issued in this regard.

The Management of the Bank is responsible for ensuring compliance with the requirements of the Act and the Rules made thereunder and SEBI Listing Regulations relating to the items placed for approval of the Members through Postal Ballot by e-voting. My responsibility as the Scrutinizer of the voting process (through e-voting), was restricted to scrutinizing the remote e-voting process, in a fair and transparent manner and to prepare a Scrutinizer’s Report on the votes cast in favour or against the resolution stated in the Postal Ballot Notice, based on the data generated from the e-voting system provided by NSDL.

I report that the Postal Ballot Notice was sent on Monday, April 20, 2026 through e-mail to 42,47,782 Members whose e-mail addresses were registered with the RTA /Depositories. The total Number of Members as on the Cut-off date were 43,94,814.

The e-voting period commenced on Tuesday, April, 21, 2026 at 10:00 a.m. (IST) and ended on Wednesday, May 20, 2026 at 5.00 p.m. (IST). The Bank also published an advertisement in newspapers having nation-wide circulation on Tuesday, April 21, 2026 viz. in “Business Standard”, English Newspaper (all editions), and in “Navshakti”, Marathi edition Newspaper (Mumbai edition) providing requisite information as required under Rules framed under the Act and MCA Circulars.

The resolution for which approval of the Members of the Bank was sought as stated in the Postal Ballot Notice is mentioned hereunder: -

Sr. No.	Type of Resolution	Description of the resolution
1.	As a Special Resolution	To consider and approve amendments to the Employee Stock Incentive Plan 2022

SUMMARY OF VOTES CAST:

The e-voting process concluded at 5.00 p.m. IST on Wednesday, May 20, 2026. After the closure of e-voting process, the votes cast through e-voting facility were duly unblocked by me as the Scrutinizer in the presence of Mr Vivek Ramnani and Mrs Saroj Narasimhan witnesses, not in employment of the Bank, as prescribed under sub-rule 4(xii) of Rule 20 of the Companies (Management and Administration) Rules, 2014. Since e-voting facility was provided by NSDL, the details of the e-voting exercised by the Members were duly compiled by NSDL. The details of the e-voting, the compilation of the Register containing the statement of Member’s name, DP ID, Client ID and/or folio number, number of shares held, number of votes exercised, votes in favour and votes against generated by NSDL from their website, were duly scrutinized.

On scrutiny, I report that out of 43,94,814 Members holding shares as on the cut-off date, i.e. Friday, April 17, 2026, 14,364 Members holding 1039,40,67,324 shares have exercised their votes through remote e-voting.

The details of Postal Ballot results for the special businesses placed for consideration and approval of the Members is given below:

NOTES:

Votes cast in favour or against has been considered on the basis of number of shares held as on Friday, April 17, 2026 i.e. the cut-off date reckoned for the purpose of Postal Ballot.

Vote Cast in favour or against have been calculated based on the Valid Votes cast through remote e-voting.

Item No 1: As a Special Resolution:

To consider and approve amendments to the Employee Stock Incentive Plan 2022

Total no. of Members	43,94,814
Total no. of Equity Shares	1539,33,68,328
E-voting as per the Postal Ballot Notice	From 10.00 a.m. IST on Tuesday, April 21, 2026 till 5.00 p.m. IST on Wednesday, May 20, 2026
		Number of members Voted	Number of Shares
Total votes cast through e-voting	A	14,364	1039,40,67,324
Less: Abstained/Less voted	B	0	1,05,39,063
Net Number of E-Votes (A-B) considered valid	C	14,364*	1038,35,28,261

*Includes 32 cases who have voted partly for and partly against

Summary of e-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3) = [(2)/(1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Public-Institutional holders	1122,50,97,381	1033,88,52,534	92.105	903,71,82,551	130,16,69,983	87.410	12.590
Public-others	416,82,70,947	4,46,75,727	1.072	4,34,50,767	12,24,960	97.258	2.742
Total	1539,33,68,328	1038,35,28,261	67.455	908,06,33,318	130,28,94,943	87.452	12.548

Percentage of votes cast in Favour. 87.452    Percentage of votes cast Against: 12.548

RESULTS:

As the number of votes cast in favour of the Resolution is more than three times the number of votes cast against, I report that the Special Resolution as per Item No. 1 as set forth in the Postal Ballot Notice dated April 18, 2026 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date for e-voting i.e. Wednesday, May 20, 2026

I further report that as per the Postal Ballot Notice dated Saturday, April 18, 2026 and the Board Resolution dated Saturday, April 18, 2026, the Chairman or a person authorised by him in writing may declare and confirm the above results of voting by Postal Ballot in respect of the Resolution referred, within two working days of the closure of the remote e-voting period. The result of the Postal Ballot will be displayed on the website of the Bank www.hdfc.bank.in and on the website of NSDL www.evoting.nsdl.com. The results shall also be forwarded to the Stock Exchanges and hosted on the websites of BSE Limited and National Stock Exchange of India Limited, the Exchanges where the equity shares of the Bank are listed and at the Registered Office of the Bank.

I further report that Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014 have been duly complied with and the records maintained by me including the data as obtained from NSDL, and recording the consent or otherwise received from the Members, by e-voting which includes all the particulars of the Members such as the name, folio number/DP ID and Client ID, number of shares held, number of shares voted and number of shares assented, number of shares dissented, number of shares rejected, and other related data/papers are in my safe custody which will be handed over to the Company Secretary of the Bank for safe keeping.

I thank you for the opportunity given, to act as a Scrutinizer for the above Postal Ballot process of the Bank.

Thanking you,

Yours faithfully

B Narasimhan	Place: Mumbai	Date: May 20, 2026
(Proprietor)
BN & Associates
Regn: 2011MH166700
Membership no FCS 1303 COP no 10440
PR Cert No. 7219/2025
UDIN No. F001303H004000009

The following were the witnesses to the unblocking of the votes on Wednesday, May 20, 2026.

_____________________       ________________________

1.Mr Vivek Ramnani         2. Mrs Saroj Narasimhan

Received the Report

For HDFC Bank Limited

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Place: Mumbai

Date: May 20, 2026

HDFC BANK LIMITED - VOTING RESULTS OF POSTAL BALLOT

Date of declaration of result of Postal Ballot	May 20, 2026
Total number of shareholders on record date	4,394,814
No. of Shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group:	NA
Public:
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	-
Public:	-

Resolution required: (Ordinary/Special)			Special (01) : To consider and approve amendments to the Employee Stock Incentive Plan 2022
Whether promoter/promoter group are interested in the agenda/resolution?			NA
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		10,338,852,534	92.105	9,037,182,551	1,301,669,983	87.410	12.590
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	11,225,097,381	10,338,852,534	92.105	9,037,182,551	1,301,669,983	87.410	12.590
Public - Non Institutions	E-Voting		44,675,727	1.072	43,450,767	1,224,960	97.258	2.742
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	4,168,270,947	44,675,727	1.072	43,450,767	1,224,960	97.258	2.742
Total		15,393,368,328	10,383,528,261	67.455	9,080,633,318	1,302,894,943	87.452	12.548

Yours faithfully,

For HDFC Bank Limited

Ajay Agarwal

Company Secretary

Group Head - Secretarial & Group Oversight